

DIVISION OF
CORPORATION FINANCE

September 25, 2009

Mr. Douglas Tallant
President
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

>   **Re:     Friendly Energy Exploration**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 15, 2009**
>   **Form 10-K for the Fiscal Year Ended December 31, 2004**
>   **Filed July 15, 2009**
>   **File No. 000-31423**

Dear Mr. Tallant:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page 8

1.      We note you provide inception to date financial information as required by FAS 7. We note your audit report does not address the cumulative amounts from inception to December 31, 2008. Please obtain an audit report or multiple audit reports, as applicable, covering all periods for which financial statements are presented. Please also ensure that future audit reports properly identify Friendly

Energy Exploration as "an exploration stage company" for all reports issued in which FAS 7 disclosures are required to be presented. Similar concerns apply to your use of "development stage" throughout your filing.

Evaluation of Disclosure Controls and Procedures, page 23

2.      We note you disclose your controls and procedures are effective "to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms." Please note that the definition of disclosure controls and procedures in Exchange Act Rule 13a-15e also includes those controls and procedures that are designed to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and includes, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined.

Management's Report On Internal Control Over Financial Reporting, page 23

In responding to the following two comments, please provide us with a sample of your proposed modified disclosure for the entire "management's report on internal control over financial reporting" portion of your filing.

3.      Please expand your disclosure to include a statement identifying the framework used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308T(a)(2) of Regulation S-K.

4.      We note you disclose: "Management's assessment of the effectiveness of the Company's internal control over the financial reporting period ended December 31, 2008 has been audited by our auditors, an independent registered public accounting firm, as stated in their report included herein." We also note the report of your independent registered public accounting firm states: "The Company has determined that it is not required to have, nor was I engaged to perform, an audit of the effectiveness of its documented internal controls over financial reporting." Please modify your disclosure to reconcile this contradiction. Refer to Item 308T(a)(4) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Financials

Report of Independent Registered Public Accounting Firm, page 6

5.      We note the opinion of your independent auditor is dated September 12, 2006,
        and it refers to financial statements as of December 31, 2005 and 2004.  Please
        address the following with respect to your audit opinion:

        ·       Explain to us why you filed an audit opinion in July 2009 from De Joya
                Griffith & Company, LLC given the auditor change you reported in your Item
                4.01 8-K filed April 17, 2008.

        ·       Tell us why this audit opinion refers to financial statements dated after the
                latest balance sheet date included in your filing.

        ·       Clarify why the report was dated in September 2006 when the filing was made
                in July 2009.

        ·       Explain to us why the audit opinion indicates "THIS AUDIT COVERED
                THE PERIOD FROM JANUARY 1, 2000 TO DECEMBER 31, 2005" when
                your auditor indicates elsewhere in their opinion that they audited the period
                from January 1, 1993 through December 31, 2005.

        ·       Confirm your auditor performed appropriate subsequent events procedures
                from September 12, 2006 through the filing date; and

        ·       Describe to us the consideration you gave to including subsequent events
                disclosures in your filing and the consideration your auditor gave to dual-
                dating his report given the period of time that elapsed between the opinion
                date and the filing of your document.

        Similar concerns apply to the annual reports you filed for the fiscal years ended
        December 31, 2000, 2001, 2002, and 2003.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our

review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief